

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

<u>Via E-mail</u>
David Treadwell
Vice President – Legal
Chesapeake Oilfield Operating, L.L.C.
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re: Chesapeake Oilfield Operating, L.L.C.**
> **Chesapeake Oilfield Finance, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 5, 2013**
> **File No. 333-187766**

Dear Mr. Treadwell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1.   Please provide copies of third-party reports or studies that support the qualitative and comparative statements contained in your prospectus or, in the alternative, please revise your disclosure to clarify whether they are management's belief. For example, we note your statement in fourth paragraph at page 1 that Chesapeake is the most active driller of new wells in the United States and certain statements made in the fifth paragraph at page

1 ("we are now one of the larger U.S. onshore oilfield services companies" and "one of the largest oilfields rentals businesses in the U.S."). Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement.

Prospectus Summary, page 1

Our Company, page 1

2.   Please revise to indicate that during 2012, 2011 and 2010, Chesapeake and its working interest partners accounted for approximately 94%, 94% and 96% of your revenues, respectively, and that you expect to derive a substantial majority of your revenues from Chesapeake and its working interest partners for the foreseeable future. Please also provide a cross reference to "Risk Factors—Risks Relating to Our Business—We are dependent on Chesapeake…," "Risk Factors—Risks Relating to Our Business—Demand for services in our industry…" and "Risk Factors—Risks Related to Our Relationship with Chesapeake."

3.   Similarly, please revise to indicate that Chesapeake is your sole beneficial owner.

The Exchange Offer, page 28

General

4.   We note that you are registering the exchange of debt in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on position contained in these letters and included the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

5.   We note your disclosure at page 6 that you may "decide for any reason not to accept any original notes tendered for exchange or to withdraw the exchange offer." Please revise to clarify the circumstances under which you would not accept tendered notes or withdraw the exchange offer after notes have been tendered.

Expiration Date; Extensions; Amendments, page 31

6.   We note your disclosure that the exchange offer will be open for at least 20 business days, but that you have not indicated the date of expiration. Please confirm that the

expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

7.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately be the 20th business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the 20th business day. See Rule 14d-1(g)(3).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

How We Generate Our Revenues, page 42

8.   We note your disclosure regarding the non-utilization fees Chesapeake is obligated to pay. Please revise your disclosure to discuss qualitatively and, to the extent possible, quantitatively how such fees compare to the fees owed by Chesapeake when it operates the minimum number of drilling rigs or utilizes your hydraulic fracturing equipment for the minimum number of fracturing stages per month, in each case, pursuant to the services agreement.

Results of Operations, page 46

9.   Where two or more factors contribute to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, you state that the increase in net income was due to (i) the start-up of your hydraulic fracturing activities and (ii) the increase in margins due to certain enacted cost saving measures, but you do not quantify the amount attributable to each factor.

10.   Where appropriate, please revise to discuss in more particularity the factors that contribute to material changes over the reported periods. For example, please revise to discuss further the "certain enacted cost saving measures" referenced in the second paragraph at page 46.

Management, page 69, and Corporate Governance, page 70

11.   Please clarify, with regard to each of the co-registrants (Chesapeake Oilfield Operating, L.L.C. and Chesapeake Oilfield Finance, Inc.) how each entity is managed and by whom. For example, if there are members of a board of directors or similar governing body for each entity, identify the individuals who serve as such, and explain any compensation that they receive for such service. If Chesapeake Oilfield Operating, L.L.C. is managed by COS Holdings, L.L.C., which is in turn managed by Chesapeake Operating, Inc. (as

appears to be indicated by the signature block for Chesapeake Oilfield Operating, L.L.C. on page II-5), explain what individuals are involved in the management of the entity. Explain any relevant provisions of the organizational documents and/or contracts that relate to the management of the co-registrants.

Certain Relationships and Related Party Transactions, page 70

12.   Please explain whether you expect to have a policy, written or otherwise, with respect to evaluating related party transactions.

Executive Compensation, page 72

13.   We note that you appear to have generally included executive compensation information with regard to Messrs. Winchester and Baetz, who are identified on page II-6 as the Chief Executive Officer and Chief Financial Officer, respectively, of Chesapeake Oilfield Finance, Inc. Please explain whether these individuals also have officer positions with Chesapeake Oilfield Operating, L.L.C. You also indicate on page 72 that Mr. Winchester is Senior Vice President of Chesapeake. Please explain whether Messrs. Winchester and Baetz receive compensation for their service to the co-registrants that is incremental to the compensation they receive for service to Chesapeake or other Chesapeake-affiliated entities. Explain whether the compensation of your officers is subject to reimbursement to Chesapeake pursuant to the Administrative Services Agreement or otherwise.

2012 Executive Compensation, page 74

14.   We note your statement that the discussion contained in this section "does not purport to be a complete discussion and analysis of Chesapeake's executive compensation disclosure." Please revise to clarify that the discussion contained in this section is complete with respect to the compensation provided to your named executive officers and directors for service as such.

Financial Statements, page F-1

15.   Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Note 2 – Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

16.   We note your disclosure that payments received for mobilization services are recognized over the days of actual mobilization. Please tell us why you have not deferred and recognized these mobilization fees over the relevant drilling contract period and the

related impact to your financial statements as a result of the difference in accounting policy.

Exhibits 5.1 and 5.2

17.   We note that you have filed two legality opinions and that the opinion of Bracewell & Giugliani LLP states that the "Exchange Notes … will constitute valid and binding obligations of the Registrants and the Guarantees thereof will constitute valid and binding obligations of the Guarantors." The opinion of Bracewell & Giugliani also states that "[w]ith respect to all matters of Oklahoma law, we have relied upon the opinion … of Commercial Law Group, P.C." We furthermore note your disclosure on page 105 that "[t]he Indenture, the Notes and the Subsidiary Guarantees are governed by, and will be construed in accordance with, the laws of the State of New York." The opinion of Commercial Law Group, P.C., which appears to be limited to Oklahoma law and does not appear to extend to matters of New York law, states that "the Exchange Notes … will constitute valid and binding obligations of COO and … the Guarantees of the Exchange Notes will constitute valid and binding obligations of the OK COO entities." Please explain to us how Commercial Law Group, P.C. is able to opine as to matters for which New York law has been selected as governing law. In the alternative, please obtain a revised opinion of Oklahoma counsel that is limited to matters of Oklahoma law, such as that each of the relevant Oklahoma entities is validly existing, has the power to create the relevant obligations and has taken the required steps to authorize entering into the obligations under Oklahoma law. See Section II.B.1.e. of Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, available at *http://www.sec.gov/interps/legal/cfslb19.htm*.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney at (202) 551-3863 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Norman von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Michael S. Telle
        Bracewell & Giuliani LLP